Projected Tecumseh Operating Performance (Baseline)
2015 - 2018

	2015	2016	2017	2018
Total Revenue	 $662.7 	 $675.0 	 $695.1 	 $707.4
Gross Margin	 74.1 	 78.2 	 86.7 	 90.7
Gross Margin %	11.2%	11.6%	12.5%	12.8%
EBITDA	 $13.5 	 $17.0 	 $24.8 	 $28.8
EBITDA %	2.0%	2.5%	3.6%	4.1%

Consolidated Cash Generation	 $(9.4)	 $(3.4)	 $5.3 	 $4.1

North American Cash Burn	 (23.8)	 (29.8)	 (29.5)	 (28.8)

Major Assumptions
Real to USD Exchange ~ 3.0
Euro to USD Exchange ~ 1.10
Rupee to USD Exchange ~ 63